April 26, 2010
ATTORNEYS AT LAW

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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
035194-0102

Via EDGAR System

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C.  20549

Re:	Parnassus Funds (File Nos. 002-93131 and 811-04044)
Parnassus Income Funds (File Nos. 033-36065 and 811-06673)
Amended Registration Statements on Form N-1A
(conforming prospectus for new summary prospectus rules)
Filed on March 1, 2010

Dear Mr. Hallock:

On behalf of our clients, Parnassus Funds, a Massachusetts business trust (Investment Company Act File No. 811-04044), which is comprised of four portfolios, and Parnassus Income Funds, a Massachusetts business trust (Investment Company Act File No. 811-06673), which is comprised of two portfolios (each portfolio of Parnassus Funds and Parnassus Income Funds a “Fund” and, collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced registration statements of the Funds (collectively, the “Registration Statement”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Funds’ responses (in regular type).

General

1.           In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and trustees, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 26, 2010

2.           When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

Response:  Where applicable, the Funds will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

Prospectus

3.           Delete the paragraph at the bottom of the table of contents page, as Rule 481(c) of the Securities Act of 1933 does not allow for additional information on the table of contents page.

Response:  As requested, the Funds will delete the referenced paragraph.

4.           Under the “Fund Fees and Expenses” section, please revise the disclosure to delete the reference to “(before fee waivers)” that follows the line for Management Fees and revise the line for net expenses to read as provided in Form N-1A: “Total Annual Fund Operating Expenses After Expense Reimbursement.”

Response:  The Funds will revise the disclosure as requested.

5.           Under the “Principal Investment Strategies of the Fund” section, please revise the disclosure to indicate when a Fund will sell a security, as called for by Item 9(b) of Form N-1A.  For those Funds subject to Rule 35d-1, please include disclosure that they normally invest at least 80% of their net assets (plus borrowings for investment purposes) in the type of securities suggested by their names.

Response:  The Funds will revise the disclosure as requested

6.           Under the “Performance Information” section, please revise the lead-in paragraph to indicate that the comparison is to a “broad measure of market performance.”

Response:  The Funds will revise the disclosure as requested.

7.           Under the “Purchase and Sale of Fund Shares” section, please revise the disclosure to limit it to the disclosure called for under Item 6 of Form N-1A.

Response:  The Funds will revise the disclosure as requested.  See below for the revised disclosure:

“The minimum initial purchase is $2,000 per fund, with a minimum of $500 per fund for certain custodial accounts and IRAs. The minimum investment in an automatic investment plan is $50 per fund. The minimum subsequent investment is $50 per fund.

You may redeem and purchase shares of a fund each day the New York Stock Exchange is open.  You may redeem or purchase fund shares online through our website at www.parnassus.com, by mail (Parnassus Funds, 1 Market Street, Suite 1600, San Francisco, CA 94105), or by telephone at 800-999-3505.  Investors who wish to redeem or purchase shares through a broker-dealer or other financial intermediary should contact the intermediary regarding the hours during which orders may be placed.”

April 26, 2010

8.           Under the “Tax Information” section, please revise the disclosure to read as follows: “The Funds’ distributions will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.”

Response:  The Funds will revise the disclosure as requested.

Statement of Additional Information

9.           Under the “Investment Restrictions” section, please revise the disclosure to indicate the impact of changes in percentage limitations resulting from a change in value in the portfolio securities on the investment limitations, and move the disclosure related to Rule 35d-1 to the “Operating Policies” section.”

Response:  The Funds will revise the discussion as requested.  See below for the revised disclosure:

“As a general rule, the percentage limitations referred to in these restrictions apply only at the time of investment other than with respect to a Fund’s borrowing of money.  A later increase or decrease in a percentage that results from a change in value in the portfolio securities held by a Fund will not be considered a violation of such limitation, and the Fund will not necessarily have to sell a portfolio security or adjust its holdings in order to comply.”

10.           Under the “Operating Policies” section, please include, as noted above, the Rule 35d-1 operating policies in one location, and revise the disclosure to indicate the impact of changes in percentage limitations resulting from a change in value in the portfolio securities on the operating policies.

Response:  The Funds will revise the discussion as requested.  See below for the revised disclosure:

Operating Policy 4 is revised to read:

“With respect to the Parnassus Mid-Cap Fund, the Parnassus Small-Cap Fund, the Parnassus Workplace Fund and the Parnassus Fixed-Income Fund, in accordance with the requirements of Rule 35d-1 under the 1940 Act, it is a fundamental policy of each of the Parnassus Mid-Cap Fund, the Parnassus Small-Cap Fund, the Parnassus Workplace Fund and the Parnassus Fixed-Income Fund to normally invest at least 80% of its net assets, plus borrowings for investment purposes, in the particular type of investments suggested by its name.  The Parnassus Mid-Cap Fund invests mainly in companies with market capitalizations between $3 billion and $20 billion.  The Parnassus Small-Cap Fund invests mainly in companies with market capitalizations under $3 billion.  The Parnassus Workplace Fund invests mainly in companies that the Adviser considers to have a good workplace for its employees.  The Parnassus Fixed-Income Fund invests mainly in fixed-income securities, particularly in investment-grade bonds.  Attached as Annex A to this statement of additional information is a description of the corporate bond ratings of Moody’s Investors Service, Inc. and Standard & Poor’s Corporation.”

April 26, 2010

The following paragraph is added at the end of the section:

“As a general rule, the percentage limitations referred to in these restrictions apply only at the time of investment.  A later increase or decrease in a percentage that results from a change in value in the portfolio securities held by a Fund will not be considered a violation of such limitation, and the Fund will not necessarily have to sell a portfolio security or adjust its holdings in order to comply.”

* * *

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

Enclosures

cc:	John V. Skidmore II
Richard L. Teigen